SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS
WILL H. CAI ^	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
GEOFFREY CHAN *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
ANDREW L. FOSTER *		HOUSTON
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	LOS ANGELES
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	NEW YORK
HAIPING LI *	www.skadden.com	PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
CLIVE W. ROUGH ♦		WILMINGTON
JONATHAN B. STONE *
BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)		LONDON
MOSCOW
REGISTERED FOREIGN LAWYERS		MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
BRADLEY A. KLEIN (ILLINOIS)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

August 29, 2018

VIA EDGAR

Mr. John Reynolds

Ms. Brigitte Lippman

Mr. Jonathan Burr

Mr. Blaise Rhodes

Mr. Raj Rajan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	111, Inc. (CIK No.0001738906)
Registration Statement on Form F-1 (File No. 333-226849)

Dear Mr. Reynolds, Ms. Lippman, Mr. Burr, Mr. Rhodes and Mr. Rajan:

On behalf of our client, 111, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 1 to the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate the review by the staff of the Commission (the “Staff”), we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement on Form F-1 filed on August 15, 2018, as well as two copies of the filed exhibits.

The Company will commence marketing activities in connection with the offering shortly after the date hereof. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about September 11, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*          *          *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Gang Yu, Executive Chairman, 111, Inc.
Junling Liu, Chairman and Chief Executive Officer, 111, Inc.
Weihao Xu, Chief Financial Officer, 111, Inc.
Haiping Li, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Yan Chen, Partner, Freshfields Bruckhaus Deringer LLP
Valerie Ford Jacob, Partner, Freshfields Bruckhaus Deringer LLP